Exhibit 99.2

Nyxoah Appoints Rita Johnson-Mills to its Board of Directors

Mont-Saint-Guibert, Belgium – August 27, 2021, 10:30pm CET / 4:30pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced that it has appointed Rita Johnson-Mills as an Independent Director to its Board of Directors.

Robert Taub, Chairman of the Board of Directors of Nyxoah, commented: “We are delighted to welcome Rita Johnson-Mills to the Nyxoah Board of Directors. Her wealth of knowledge, extensive operating experience and expertise in corporate governance will be invaluable as we navigate the healthcare industry with new and innovative solutions. Rita's addition will also strengthen our US presence and our commitment to Board diversity.”

Rita Johnson-Mills added: “Nyxoah is truly unique in the health technology field and I am thrilled to lend my expertise to the Board and the leadership team in identifying ways to positively impact the health and quality of life for those living with the debilitating impact of sleep disordered breathing conditions.”

Rita Johnson-Mills is a seasoned former C-suite healthcare executive. Rita's background and experience include a combined 30 years of federal and state government and private industry experience, 15 years of which she was directly responsible for profitability and growth of healthcare organizations. She spent 11 years with UnitedHealthcare including as CEO of UnitedHealthcare Community Plan of Tennessee. Rita currently serves on the Board of Directors of Brookdale Senior Living Inc. and Quest Analytics, LLC. Rita received dual Master's degrees from Ohio State University, Master of Public Policy and Master of Labor/Human Resources. She is also a Hogan certified executive coach and a National Association of Corporate Directors Governance Fellow.

The appointment of Rita Johnson-Mills is effective immediately, subject to final appointment by the next shareholders' meeting.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a CE-validated, patient-centered, next generation hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

Following the successful completion of the BLAST OSA study in patients with moderate to severe OSA, the Genio® system received its European CE Mark in 2019. The Company has completed the BETTER SLEEP study in Australia and New Zealand for therapy indication expansion and is currently conducting the DREAM IDE pivotal study for FDA approval and a post-marketing EliSA study in Europe to confirm the long-term safety and efficacy of the Genio® system.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Contacts:

Nyxoah

Fabian Suarez, Chief Financial Officer

corporate@nyxoah.com

+32 (0)10 22 24 55

Gilmartin Group

Vivian Cervantes

IR@nyxoah.com

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